JUHL ENERGY, INC.

1502 17th Street SE

Pipestone, Minnesota 56164

(507) 562-4310

June 5, 2014

VIA ELECTRONIC DELIVERY

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D. C. 20549

Re:	Juhl Energy, Inc.

Registration Statement on Form S-1

Filed May 1, 2014

File Number 333-195636

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed April 7, 2014

File No. 000-54080

Dear Ms. Long:

This letter is in response to your comment letter dated May 28, 2014 to Juhl Energy, Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-1 filed May 1, 2014 and the Company’s Form 10-K for the Fiscal Year Ended December 31, 2013 filed April 7, 2014. We have today filed electronically on EDGAR an Amendment No. 1 to the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) along with this letter and included with this letter a marked copy of the Registration Statement showing changes to the filing made on May 1, 2014. Except as otherwise indicated, page references in this letter refer to page numbers in Amendment No. 1 to the Registration Statement.

General

1.

Before effectiveness, please arrange for a representative of FINRA to call us to confirm that FINRA has no objection to the underwriting arrangements for the offering. Alternatively, please provide us a copy of the letter from FINRA confirming that FINRA has no objection to the underwriting arrangements for the offering.

Response:

Before effectiveness, we will arrange for a representative of FINRA to call the Commission to confirm that FINRA has no objection to the underwriting arrangements for the offering.

2.

We note that you intend to file by amendment additional exhibits, including the underwriting agreement and the legal opinion. Please file the agreements as soon as possible to allow us sufficient time to review these materials before requesting acceleration of effectiveness of the registration statement.

Response:

We submitted the additional exhibits, including the form of underwriting agreement and form of legal opinion, in the amended Form S-1 registration statement.

Prospectus’ Outside Front Cover Page; Underwriting, page 84

3.

We note that if this offering is completed, the underwriter will receive a right of first refusal to serve as your exclusive placement agent, lead managing underwriter, or exclusive financial advisor for future transactions that you undertake on or before April 23, 2016. Please advise whether this arrangement is considered compensation under the rules of FINRA, and, if so, include it in the table required by Item 508(e) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the right of first refusal described in the Registration Statement is considered compensation to the underwriter pursuant to FINRA Rule 5110(c)(3)(A)(ix). The Company has amended the Registration Statement on page 90 to clarify that the right of first refusal is not reflected in the table in the Underwriting section that sets out the underwriting discount to be paid by the Company.

The Company respectfully advises the Staff that it does not believe a specified value attributable to the right of first refusal can be included in the table in the Underwriting section because the right of first refusal will not have a determinable value at the time of the offering. The exact value of the right of first refusal, if any, would depend on, among other factors, whether the Company undertakes a transaction subject to the right of first refusal within the applicable time period, the value of any such transaction, the proposed compensation terms for any such transaction, and whether the right is exercised or waived, and none of these factors will be known at the time of the offering. The Company believes that all material terms of the right of first refusal are accurately described in the Registration Statement, and that arbitrarily assigning a value to the right of first refusal to be set forth in the table in the Underwriting section could mislead to investors.

The Company further believes that, for the reasons summarized above, it is common practice for issuers and underwriters not to provide a specific value for rights of first refusal granted to underwriters in tabular format. The Company respectfully directs the Staff to the following representative examples of prior underwritten offerings in which no such tabular disclosure was required by the Staff:

http://www.sec.gov/Archives/edgar/data/1353487/000121390012004708/f424b40812_magnegas.htm

http://www.sec.gov/Archives/edgar/data/1371217/000119312510277439/d424b1.htm#toc113648_15

http://www.sec.gov/Archives/edgar/data/887359/000110465913063985/a13-11022_1424b5.htm#Underwriting_122304

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations – Year ended December 31, 2013 Compared to Year ended December 31, 2012, page 32

4.	Please expand your disclosures to quantify and discuss the reasons for the changes in your revenue for each segment as a percentage of gross margin.

Response:

The Company has expanded its disclosure in Results of Operations for Year ended December 31, 2013 compared to Year ended December 31, 2012 on page 36 with respect to Results of Operations to include a new section on gross margins and to include a table and enhanced language around the amount of gross margins from each of the three segments.

Operating Expenses, page 33

5.

Please expand your disclosure regarding the reasons for increases in general and administrative expenses and payroll and employee benefits from the prior year to include a quantification of the expenses associated with the Juhl Tower Services start-up and PEC.

Response:

The Company has expanded its disclosure in Operating Expenses on page 37 with respect to the general and administrative and payroll and employee benefits sections of the Management Discussion and Analysis section to better delineate the impact of the Juhl Tower Services start-up and PEC.

Liquidity and Capital Resources, page 35

Net Cash – Operating Activities, page 37

6.

Please expand your disclosure to quantify the cash outflows from each significant working capital item and other operating expenses related to the Juhl Tower Services start-up, and quantify and discuss in further detail how your management of accounts payable and accounts receivable related to the wind farm project resulted in an increase in cash used in operations from the prior year.

Response:

The Company has expanded its disclosure in Net Cash – Operating Expenses on page 41 with respect to quantifying the impacts of significant working capital items within the Net Cash from Operating Cash Flow Activities, including the quantitative impacts of managing accounts receivable and accounts payable for the wind farm project and the Juhl Tower Services start-up.

Industry and Market Overview, page 46

Growth through Targeted Acquisitions, page 57

7.

We note your disclosure stating that in November 2012, you formed a joint venture with Boulder, Colorado-based 8030 Companies with a focus on the acquisition of existing wind farms and other clean energy assets across the United States and Canada. Please expand your disclosure to include a definition of 8030 Companies and how many companies are included in the joint venture arrangement.

Response:

The Company has expanded its disclosure in Growth through Targeted Acquisitions on page 61 to include the following:

8030 Companies LLC (“8030 Companies”), located in Boulder, Colorado, has developed, owned and operated renewable energy assets in the US.  8030 Companies has provided technical and financial development support to the Company in its efforts to identify and develop wind farms.  8030 Companies was instrumental in the acquisition of and subsequent sale of the Company’s Ohio project for Honda Transmission and is a minority partner in the Iowa wind farms that the Company has a contract to acquire.  John M. Brown, principal of 8030 Companies is currently assisting the Company in development of a wind farm in West Lafayette, Indiana, and the parties have worked on a prospective project that could be jointly developed in Oregon, but such prospective project is in an early stage of development where there is presently no discernable likelihood that such project will come to fruition, other than listed above, the Company is not developing any joint projects with 8030 Companies and does not have any plans to do so in the foreseeable future.

Further, the Company added to its disclosure that it and the 8030 Companies are the only participants in this joint venture.

Note 18 – Business Segments, page F-27

8.

Please expand your disclosure under this heading to describe in further detail how your reportable segments changed from the prior year. In addition, please tell us how you considered the guidance in ASC 280-10-50-40 and ASC 280-10-50-42 for providing entity wide information about your segments.

Response:

The guidance in ASC 280-10-50-40 details the information about products and services companies provide about their business segments. We believe the disclosures in Note 18 on page F-27 meet these requirements both about our business lines and the changes we made resulting from the recent acquisitions and business expansion. However, we expanded our disclosures to provide additional information about the changes in our business segments to include the following:

18. BUSINESS SEGMENTS

For the year ended December 31, 2013, the Company’s reportable segments were changed to better fit how we manage and view the business given changes that we have made to our internal management structure, increased efforts in the solar industry and the addition of tower maintenance services. In particular, the Company acquired an engineering services firm in 2012 and expanded into tower maintenance services in 2013. In February 2014, the Company acquired the assets of a seller of photovoltaic products and solar systems. These changes to the Company resulted in changes in how management views and manages the business segments. The engineering and towers maintenance services lines, along with the management and turbine maintenance services the Company provides, have similar operating models in how employees are managed and utilized. Similarly, the solar services acquisition aligns with the work the Company does in developing and constructing wind projects. Under the new reportable segment structure we will continue to segment the ownership of renewable power plant ownership. The segment information presented below conforms 2012 information to the new 2013 presentation.

In response to the guidance provided by ASC 280-10-50-42, we previously provided disclosure within Note 5 Concentrations on page F-16 about our major customers. We added additional disclosure in Note 5 to include the concentrations in each segment rather than in total as follows:

5.	CONCENTRATIONS

The Company derived approximately 55% of its revenue for the year ended December 31, 2013 from three customers as a result of development and construction revenue (25%), engineering consulting services (12%), and electricity sales from power plant ownership (18%). The Company derived approximately 49% of its revenue for the year ended December 31, 2012 from two customers as a result of electricity sales from power plant ownership (37%) and engineering consulting services (12%). At December 31, 2013 and 2012, 64% and 48% of the Company's accounts receivable were due from two and three customers, respectively.

Note 21 – Variable Interest Entities, page F-31

9.

If material, please disclose the carrying amounts and classification of Valley View Transmission’s assets and liabilities in the statement of financial position, as well as quantitative information about the activities of the VIE. Refer to paragraphs 12(d) and 14(a) of ASC 810-10-50.

Response:

Our disclosure on page F-4 includes the assets and liabilities of Valley View Transmission’s financial position and with additional disclosures in Note 21 on page F-31 referred to in paragraphs 12(d) and 14(a) of ASC 810-10-50.

10.

Please file the agreement with Valley View Transmission, LLC as an exhibit to your filing, or amend your filing to include it through incorporation by reference in your exhibit index if filed as an exhibit to another form.

Response:

The Company has filed the form of the Operating and Member Control Agreement with Valley View Transmission, LLC as Exhibit 10.18 to Amendment No. 1 to the Registration Statement, which among other things references certain agreements in its Schedule 1 concerning various contractual arrangements that were considered in establishing that the Valley View entity was a variable interest entity (VIE). In addition, we have filed the form of the Agreement Among Members as Exhibit 10.17 to Amendment No. 1 to the Registration Statement in order to support the voting trust arrangement referenced in our financial statement footnote disclosure concerning the Valley View Transmission VIE consolidation.

Form 10-K for the Fiscal Year Ended December 31, 2013

11.

To the extent applicable, please include the disclosure requested in the comments above in your future Exchange Act filings, and to the extent applicable, such disclosure has been incorporated into the March 31, 2014 financial statements and management’s discussion that have now been included in the amended registration statement.

Response:

The Company will include the disclosure requested in the comments above in its future Exchange Act filings.

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

The Company further acknowledges the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated May 28, 2014. Please feel free to contact Kristen Baracy of Synergy Law Group at 312-454-0264 if you have any questions or comments regarding the foregoing or if the Company can be of service in facilitating your review of the Registration Statement.

Very truly yours,

/s/ John P. Mitola

John P. Mitola
President